Mail Stop 3561

November 10, 2009

Eric Claus,
President and Chief Executive Officer
The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, New Jersey 07645

> **Re:** **The Great Atlantic & Pacific Tea Company, Inc.**
> **Preliminary Proxy Statement on Schedule 14A, as revised**
> **Filed September 1, 2009**
> **File No. 001-04141**

Dear Mr. Claus:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director